Issuer Free Writing Prospectus Dated June 17, 2025
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Dated June 17, 2025
Registration Statement No. 333-280248

(Nasdaq Proposed Ticker: INHI ) Issuer Free Writing Prospectus Dated June 16, 2025 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus Dated June 16, 2025 Registration Statement No. 333 - 280248

This prospectus contains forward - looking statements that reflect our current expectations and views of future events. The forwar d - looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysi s o f Financial Condition and Results of Operations" and "Business." in our prospectus. Known and unknown risks, uncertainties and other factors, inclu din g those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or imp lied by the forward - looking statements. You can identify some of these forward - looking statements by words or phrases such as "may," "will," "expect," "anticipate," "ai m," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward - looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of opera tio ns, business strategy and financial needs. These forward - looking statements include statements relating to: • our goals and strategies; • our future business development, financial conditions and results of operations; • fluctuations in interest rates; • our expectations regarding demand for and market acceptance of our products and services; • projections of revenue, earnings, capital structure and other financial items; • competition in our industry; • relevant government policies and regulations relating to our industry; and • general economic and business conditions in the markets in which we operate.

These forward - looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward - looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially differ ent from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generall y s et forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other s ect ions in our prospectus. You should thoroughly read this presentation that we refer to with the understanding that our actual future results may be ma ter ially different from and worse than what we expect. We qualify all of our forward - looking statements by these cautionary statements. This presentation contains certain data and information that we obtained from various government and private publications. St ati stical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by ma rke t data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of o ur Ordinary Shares. In addition, the rapidly changing nature of the collective mobility service industry results in significant uncertainties for an y p rojections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the mar ket data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue rel iance on these forward - looking statements. The forward - looking statements made in this presentation relate only to events or information as of the date on which the statem ents are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, w hether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of una nticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registrat ion statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from w hat we expect. Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding the sectors in wh ich we compete and other industry data. We obtained this information and statistics from third - party sources. We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our manageme nt' s best view as to information that is not publicly available.

This free writing prospectus relates to the proposed public offering of ordinary shares of Unitrend Entertainment Group Limit ed (the "Company," "we," "us" or "our") and should be read together with the registration statement on Form F - 1 (File No. 333 - 280248), as amended (the "R egistration Statement"), which we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this prese nta tion relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registratio n S tatement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information abou t u s and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov . Alternatively, we or our underwriter will arrange to send you the prospectus if you contact the underwriters via Email: info@amtruivest.com and contact@reveresecurities.com .

Offering Summary Z 01 Company Overview Z 02 Operating Results Z 07 Growth Strategies Z 05 Our Businesses Z 04 I ndustry Overview Z 03 Management Team Z 06 Z 08 Investment Highlights

Unitrend Entertainment Group Limited (“Unitrend”) Issuer Class A ordinary shares Securities Offered INHI Proposed Ticker 1,250,000 Class A ordinary shares, or 1,437,500 Class A ordinary shares if the underwriter exercises the over - allotment option in full Number of Shares Offered 16,764,150 Class A ordinary shares or 16,951,650 Class A ordinary shares if the underwriter exercises the over - allotment option in full, and 4,485,850 Class B ordinary shares Post - offering Shares Outstanding $4.00 - 6.00 Offering Price Per Share $6,250,000, or $7,187,500 if the underwriter’s over - allotment option is exercised in full, assuming an initial public offering price of $5.00 per Class A ordinary share, which is the midpoint of the price range. Estimated Gross Proceeds 1) Artificial Intelligence - Enhanced Online Trading Platform Development; 2) Advertisement Agency; 3) TV Programs Production; 4) TV Series Distribution Use of Proceeds American Trust Investment Services, Inc. and Revere Securities, LLC Underwriter

Company Overview

2010

Incorporation of the Company

Beijing INHI Culture Media Co., Ltd. was established in Beijing Develop advertising & media agency business

2014

Variety show

Variety show was introduced in 2014, and in recent years, high-quality variety shows, such as "Brave Heart", "Almighty Home Emergency", "Challengers Alliance" and "Where is the Wonderful Partner" have been launched.

2016

Listed company investment Development of TV series and artist brokerage business

In 2016, the listed company Beijing Jetsen Technology Co., Ltd. (300182. SH) acquired INHI shares and introduced TV drama spot announcement and TV drama investment and distribution business in the same year; in 2017, the first boy group Varsity-V debuted.

2018

Self-produced TV series

In 2018, the TV series "Pushing Hands" was distributed and the self-produced TV series "Hi, Qiao" began to be developed.

2021

High-quality films and TV series productions and distribution Journey to listing in the U.S.

In 2021, the TV series "The Good Times" was produced and distributed; In 2023, the TV series "All the Way to the Sun" was distributed. Start the journey to listing in the U.S.

T he market size of drama series distribution witnessed a slight increase from RMB 38.6 billion in 2020 to RMB 46.1 billion in 2024, with a CAGR of 4.6%. The key focus for its development has shifted towards reducing quantity, enhancing quality, minimizing costs, and improving efficiency. With these measures, the market size of drama series distribution is expected to grow steadily and reach RMB 69.8 billion in 2029, representing a CAGR of 8.6 % from 2024.

Due to the increase in the market size of the Internet advertising, in 2024 the market size of China’s advertising reached RMB 1,601 billion, with a CAGR of 14.4% from 2020 to 2024. The upgrading of Internet technology and the empowerment of technology to the advertising market will promote the vigorous development of the advertising market, which is expected to grow at a CAGR of 9 % from 2024 to 2029, reaching RMB 2,457 billion in 2029.

Television producers F ixate stable avenues to distribute their works x Purchase distribution rights of selected contents from them x Provide contents advisory to them based on INHI’s insights of the industry Industry Participants Z Challenges Our Solutions TV stations and media platforms Render appropriate content based on their target audience x Provide customized selections of contents to drive higher viewership on the TV stations and media platforms x Connect advertising agencies and well - known brands with TV stations and media platforms to solidify a steady revenue stream for all participants within this process

Ad Agencies Brands TV Producers TV Stations Media Platforms Preference of contents Contents Contents advisory Appropriate Ads Lebocast Online trading Platform Center for Culture Media Experience +

04 02 01 • Production studios • Filmmakers • Content creators Diverse range of content sources Deep understanding of TV stations and media platforms • Programing requirements • Preference • Their specific audience Extensive industry experience in negotiating and securing agreements 03 Industry insights and value - added services • Compliance advisory • Content advisory Unitrend is a trusted and reliable partner for content distribution .

Average Viewership Rating ： 0.478% Average Viewership Rating ： 1.736% Viewership Rating ： 1.270% Viewership Rating ： 0.963% Viewership Rating ： 2.111% Viewership Rating ： 0.427%

• TV channels and media platforms such as Beijing Satellite TV, Jiangsu Satellite TV, Shenzhen Satellite TV, Iqiyi , Youku and so on; • Lebocast screen mirroring application, which has covered more than 400 million big - screen terminals and gained 1.3 billion mobile phones users. Unitrend covers both traditional and digital advertising placement through offering optimal advertising placement advices to major international and domestic brands on ： Based on deep understanding on both the market needs of brands and the contents on TV stations and media platforms, we assist clients in achieving precision and targeted advertising placement With a specialized team, Unitrend has established a pricing model that integrates industry insights with data analytic. This effective pricing model allows us to accurately estimate potential advertising revenue, fostering a more stable income stream amid market fluctuations

Food & Beverage Consumer Goods Airline & Tourism Real Estate

Online Trading Platform • A central hub for popular media content and advertisements • Integrate big data analysis and artificial intelligence to build a collaborative and data - driven ecosystem for the cultural media sector • Build a more user - friendly algorithmic system that can be effortlessly accessed and implemented by our business partners. Existing Business Offline Culture Center Online Trading Platform AI Big Data Center for Culture Media Experience A flagship location of approximately 1,000 square meters in Hangzhou, China, to establish direct and tangible connections with both our industry clients and the end - users • watch movies • play video games • broadcasts showcasing products and games • artist training • TV script and novel writing

• With a deep understanding of Chinese local culture and the operating mode of Chinese enterprises, she can accurately grasp the real needs of Chinese enterprises. • She has more than 15 years of practical experience in providing accounting, auditing, and financial consulting services to U.S. - listed companies. She has a deep understanding and experience in the compliance requirements of the U.S. SEC, US GAAP, International Financial Reporting Standards, and Chinese accounting standards. Yachun Wang Chief Financial Officer Bin Feng Chairman & Founder • Advertising , marketing & IP content expert, with a background in serving numerous globally renowned enterprises at leading international 4A advertising agencies. • Profound policy insights, promptly and deeply grasping industry policy trends, and establishing good cooperative relationships with relevant government departments. • Forward - thinking strategic layout, leading Unitrend to guide the transformation of the cultural media industry into the digital economy era.

• Mr. Wang has over 25 years of finance experience across investment banking, principal investing, and operating companies. • His industry experience includes high - tech, fin - tech, and biotech • He also has over 13 years of experience serving as the CFO of both a private and a public company, including a Nasdaq - listed Chinese company • Mr. Wang holds an MBA from the UCLA Anderson School, bachelor degrees from the School of Engineering and the Wharton School at the University of Pennsylvania, and is a licensed CPA in the State of California. Jason Chia - Lun Wang Independent Director Member of Audit Committee • Mr Wong c urrently serves as the director of Full Wealth Consultancy Limited. • He is a Practicing member and fellow of Hong Kong Institute of Certified Public Accountants. And a member of Hong Kong Securities and Investment Institute. • He sits on the boards of multiple public companies, such as Alset Capital Acquisition Corp. (Nasdaq: ACAX) , Alset Inc. (Nasdaq: AEI), DSS, Inc. (NYSE American: DSS) and so on. • He holds a Bachelor of Business Administration degree from Hong Kong Baptist University (1993).  Shui Yeung Wong Independent Director Member of Nominating and Corporate Governance Committee • Ms. Wang has served as the Vice President of Edgar Agents LLC Financial Printer since 2016. • Prior to Edgar Agents LLC, she worked as the director of both the department of investor relations and the department of international trade at Shengtai Holding Inc. • Before her business career, Ms. Wang worked as a lecturer at Zhonglu Industry & Commercial College School of Foreign Languages. • Ms. Wang holds a Bachelor’s Degree in English Education from Linyi University, obtained in 2005.. Haining Wang Independent Director Member of Compensation Committee

Revenue Structure 2023 VS 2024 2024 Revenue Structure Revenues (USD) 2023 2024 Advertising agency service 1,743,582 2,236,907 Content assets revenue 18,859,582 18,394,354 - Self-produced content 10,807,673 7,167,357 - Licensed content 8,051,909 11,226,997 Post-production service and others 429,808 - Total Revenue 21,032,972 20,631,261

Gross Profit & Net Profit

High qualified professional team with extensive industry experience Comprehensive business model to meet the evolving industry demands Management possesses a wide personal and business network Long - term cooperative relationships with industry participants Clear growth strategies to sustain competitive edge

Company Unitrend Entertainment Group Limited Suite 1508, Tower B, Wentelai Center, 1 Xidawang Road, Chaoyang District, Beijing 100026 People’s Republic of China Telephone: +86 010 - 6441 - 0086 Underwriter Cathay Securities, Inc. Address: 40 Wall Street Suite 3600, NY, NY 10005 USA Email: service@cathaysecurities.com Tel: +1 855 - 939 - 3888 Underwriter Revere Securities LLC Address: 560 Lexington Ave, 16th Floor, New York, NY 10022 Email: contact@reveresecurities.com Tel: +1 212 - 688 - 2350